Exhibit 1

Quilmes Industrial S.A.

84 Grand-Rue • Luxembourg
Tel: +352.473.885 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
RECOMMENDS IN FAVOR OF AMBEV’S VOLUNTARY OFFER TO
PURCHASE ANY AND ALL OUTSTANDING QUINSA SHARES

Luxembourg, January 25th, 2007 – Quilmes Industrial (Quinsa), Société Anonyme (NYSE: LQU) (“Quinsa” or the “Company”) announced today that its Board of Directors has unanimously concluded that the voluntary offer by Beverage Associates Holding Ltd. (“BAH”), a Bahamian corporation and a wholly-owned subsidiary of Companhia de Bebidas das Américas – AmBev (“AmBev”) to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of Quinsa which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its affiliates, as more fully set out in the offer document (the “Offer Document”) approved by the Commission de Surveillance du Secteur Financier (the “CSSF”) in Luxembourg (the “Offer”), is fair to Quinsa’s shareholders other than AmBev and its affiliates.  The Board also unanimously decided to recommend that shareholders tender their shares in the Offer.

As further explained in the Offer Documentation (as defined below), Quinsa’s Board of Directors reached its conclusions on the Offer after considering a number of factors, including the opinion of the Board’s financial advisor, Citigroup Global Markets Inc., that the consideration offered to holders of Class A shares in the Offer is fair, from a financial point of view to these holders, and that the consideration offered to holders of Class B shares in the Offer is fair, from a financial point of view to these holders, in each case, other than AmBev and its affiliates.

The purchase price in the Offer will be U.S.$3.35 per Class A share and U.S.$33.53 per Class B share (U.S.$67.07 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, which corresponds to the same price per share paid by AmBev to Beverage Associates (BAC) Corp. (“BAC”), on August 8, 2006, in a negotiated transaction for the acquisition of BAC’s controlling interest in Quinsa.  The Offer is scheduled to expire at 5:00 p.m. New York City time (11:00 p.m. Luxembourg time), on Wednesday, February 28, 2007, unless extended or reopened (such date and time, as they may be extended or reopened, the “Expiration Date”) or earlier terminated in accordance with applicable law.  Settlement of the Offer is expected to occur promptly following the Expiration Date (and in no case later than five (5) days after the Expiration Date).

AmBev has stated that it intends, as soon as practicable following the consummation of the Offer, to acquire the remaining non-tendered Class A shares and Class B shares (including Class B shares held as ADSs) pursuant to the squeeze-out right under Article 15 of the Luxembourg takeover law on the same terms and conditions of the Offer.  Following consummation of the Offer and the exercise of the squeeze-out right, AmBev intends to cause Quinsa to apply to delist all ADSs from the New York Stock Exchange (including the remaining non-tendered ADSs) and all Class A shares and Class B shares from the Luxembourg Stock Exchange (including the remaining non-tendered Class A shares and Class B shares) and to terminate Quinsa’s ADS facility and the registration of the Class B shares under the Securities Exchange Act of 1934.

All terms and conditions of the Offer are described in the Offer Document, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 25th, 2007.  Shareholders of Quinsa can obtain the Offer Document approved by the CSSF and other documents that were filed with the SEC (the “Offer Documentation”) for free at http://www.sec.gov and http://www.ambev-ir.com.

AmBev has selected Credit Suisse Securities (USA) LLC to act as Dealer Manager for the Offer. Innisfree M&A Incorporated will act as Information Agent and The Bank of New York will act as the Share Tender Agent (Luxembourg) and ADS Tender Agent (U.S.) in connection with the Offer.

The Offer Documentation will be mailed to Quinsa shareholders by Innisfree M&A Incorporated.  Requests for the Offer Documentation may be directed to Innisfree M&A Incorporated at +1 877 750 9501 (toll free in the U.S. and Canada) or at +00 800 7710 9970 (freephone in the EU), or in writing at 501 Madison Avenue, 20th floor, New York, NY, 10022, U.S.A.  Questions regarding the Offer may be directed to Credit Suisse Securities (USA) LLC at +1 800 318 8219 (toll free in the U.S.).  In Luxembourg, shareholders may also contact the Share Tender Agent at +352 34 20 90 5630 or +352 34 20 90 5635.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls approximately 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by AmBev.

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries.  Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile.  Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands.  Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU).  Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

ABOUT AMBEV

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica.  AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea.  AmBev has been present in Argentina since 1993 through Brahma.  BAH is a wholly owned subsidiary of AmBev.